FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Northern Peru Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

January 10, 2007

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on January 10, 2007 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced its receipt of a positive Prefeasibility Study (“PFS”) on its 100% owned Galeno copper/gold/molybdenum/silver Project (the “Project”) located in the Yanacocha District of Northern Peru. The robust results of the PFS, which were broadly comparable to the Preliminary Economic Assessment (“PEA”) completed by Northern Peru in July 2006, demonstrate that an open pit mining operation at Galeno is economically viable.  Northern Peru will now undertake a comprehensive bankable feasibility study for completion by the first quarter 2008.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 10th day of January, 2007.

“Signed”

Robert Pirooz